Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Bats Global Markets, Inc.

We consent to the inclusion in amendment no. 3 to the registration statement on Form S-1 (No. 333-208565) of Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) of our report dated March 7, 2016, except as to Note 22, which is as of April 4, 2016, with respect to the consolidated statements of financial condition of Bats Global Markets, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Kansas City, Missouri
April 4, 2016